SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Lazard Alternative Strategies 1099 Fund
(Name of Issuer)

Lazard Alternative Strategies 1099 Fund

(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

John R. Reinsberg
Lazard Alternative Strategies 1099 Fund

30 Rockefeller Plaza
New York, New York 10112 - 6300
(212) 632-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
(212) 756-2533

December 26, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $10,000,000.00 (a) Amount of Filing Fee: $1,162.00 (b)
(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

ITEM 1. SUMMARY TERM SHEET.

As stated in the offering documents of Lazard Alternative Strategies 1099 Fund (the “Fund”), the Fund is offering to purchase shares of beneficial interest in the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund a Shareholder desires to tender). The offer to purchase Shares (the “Offer”) will remain open until 12:00 midnight, Eastern time, on January 26, 2015 (the “Expiration Date”) unless the Offer is extended or canceled. The net asset value of the Shares will be calculated for this purpose as of March 31, 2015 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Shares during the Fund’s audit for its fiscal year ending March 31, 2015, which the Fund expects will be completed by the end of May 2015 and the audited net asset value will be used to determine the final amount to be paid for tendered Shares.

Shareholders are directed to Item 6 below regarding the Board’s approval of a change in the Fund’s investment strategy. Please see Item 6 for more information.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum investment balance. Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Declaration of Trust (the “Declaration”)), determined as of the Valuation Date. The Note will entitle the Shareholder to receive an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to at least 90% of the net asset value of the Shares tendered by the Shareholder that are accepted for purchase by the Fund (the “Initial Payment”) and will be paid to the Shareholder within one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle the Shareholder to receive a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Shares tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund’s financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Shareholder.

A Shareholder that tenders for repurchase only a portion of such Shareholder’s Shares will be required to maintain a minimum investment balance of $25,000, as set forth in the Fund’s Prospectus.

The Fund reserves the right to purchase less than the amount tendered by a Shareholder if the amount tendered would cause the Shareholder’s investment balance in the Fund to fall below the required minimum balance. If the Fund accepts the tender of all or a

1

portion of such Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund does not intend to do).

The Offer remains open to Shareholders until 12:00 midnight, Eastern time, on January 26, 2015 the expected expiration date of the Offer. Until this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shareholders will also have the right to withdraw tenders of their Shares at any time after February 24, 2015 if their Shares have not yet been accepted for purchase by the Fund.

If a Shareholder would like the Fund to purchase all or a portion of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Lazard Alternative Emerging Markets 1099 Fund (f/k/a Lazard Alternative Strategies 1099 Fund), c/o Bank of New York Mellon - Alternative Investment Services (“BNY Mellon”), Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail), or (ii) fax it to BNY Mellon at (508) 599-7876, so that it is received before 12:00 midnight, Eastern time, on January 26, 2015. If the Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to BNY Mellon promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on January 26, 2015). Of course, the value of the Shares will change between November 30, 2014 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Shareholders may obtain the estimated net asset value of their Shares, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting BNY Mellon, at (877) 355-1474 or at one of the addresses listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time). Please see Item 4(a)(9) for a discussion regarding the procedures implemented in the event the Offer is oversubscribed (i.e., more than $10 million of Shares are duly tendered).

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on January 26, 2015. Also realize that although the Offer expires on January 26, 2015, a Shareholder that tenders all of its Shares will remain a Shareholder in the Fund notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund’s investment program.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is Lazard Alternative Strategies 1099 Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund’s shares are registered under the Securities Act of 1933, as amended. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-6000.

2

(b) The title of the securities that are the subject of the Offer is shares of beneficial interest or portions thereof in the Fund. As of the close of business on November 30, 2014, there was approximately $86.4 million outstanding in capital of the Fund, represented by Shares (based on the estimated unaudited net asset value of such Shares). Subject to the conditions set forth in the Offer, the Fund will purchase up to $10 million of Shares that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c) Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Declaration.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person is Lazard Alternative Strategies 1099 Fund. The Fund’s principal executive office is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-6000. The investment adviser of the Fund is Lazard Alternatives, LLC (the “Adviser”). The principal executive office of the Adviser is located at 30 Rockefeller Plaza, New York, New York 10112-6300, and its telephone number is (212) 632-6000. The Fund’s Trustees are Franci J. Blassberg, Kenneth S. Davidson, Nancy A. Eckl, Trevor Morrison, Leon M. Pollack, John R. Reinsberg, Richard Reiss and Robert M. Solmson. Their address is c/o Lazard Alternative Strategies 1099 Fund, 30 Rockefeller Plaza, New York, New York 10112-6300.

ITEM 4. TERMS OF THIS TENDER OFFER.

(a)(1) Subject to the conditions set forth in the Offer, the Fund will purchase up to $10 million of Shares that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on January 26, 2015, the Expiration Date, or any later date as corresponds to any extension of the offer.

(2) The purchase price of Shares tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

Shareholders may tender all or a portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum investment balance. For each Shareholder who tenders all or a portion of its Shares that are accepted for purchase, the Fund will issue a non interest bearing, non transferable promissory note (the “Note”) within ten calendar days of the acceptance of such Shares. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be based upon the Fund’s net asset value as of the Valuation Date. The Note will entitle the Shareholder to receive an initial payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund. Payment of this amount will be made within one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

3

The Note will also entitle a Shareholder to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after March 31, 2015, the fiscal year end of the Fund.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders.

A Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to maintain a minimum investment balance of $25,000, as set forth in the Fund’s Prospectus.

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) Notice of the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(3) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, January 26, 2015.

(4) Not Applicable.

(5) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder and accepted for purchase by the Fund, will be the net asset value thereof as of the close of business on March 31, 2015 if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 65 days after the Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(6) A tender of Shares may be withdrawn at any time before 12:00 midnight, Eastern time, January 26, 2015 and, if such Shares have not yet been accepted for purchase by the Fund, at any time after February 24, 2015.

(7) Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to Lazard Alternative Emerging Markets

4

1099 Fund (f/k/a Lazard Alternative Strategies 1099 Fund), c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail), or fax a completed and executed Letter of Transmittal to BNY Mellon, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to BNY Mellon by certified mail, return receipt requested, overnight mail, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to BNY Mellon must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon promptly thereafter.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(6). To be effective, any notice of withdrawal must be timely received by Lazard Alternative Emerging Markets 1099 Fund (f/k/a Lazard Alternative Strategies 1099 Fund), c/o BNY Mellon, Attention: Tender Offer Administrator, at P.O. Box 9782, Providence, RI 02940-9782 (for certified mail, return receipt requested) or at 4400 Computer Drive, Westborough, MA 01581 (for overnight mail) or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling BNY Mellon at the telephone number indicated on page 2 of the Offer. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.

(8) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.

(9) If more than $10 million of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase; or (c) cancel the Offer, and in the event of such cancellation, not to purchase any Shares tendered pursuant to the Offer. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund could also accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in (5) above.

(10) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A

5

reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders on January 1, 2015 and thereafter from time to time.

(11) Not Applicable.

(12) The following discussion is a general summary of the Federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder’s holding period for the Shares. Generally, a Shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares. However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a “dividend” for income tax purposes. Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $15 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(i) Not Applicable.

(ii) Not Applicable.

(iii) Not Applicable.

(iv) Not Applicable.

(v) Not Applicable.

(vi) Not Applicable.

6

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

The Fund’s Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly as of March 31st, June 30th, September 30th and December 31st of each year upon not less than 65 days’ prior written notice. The Fund has previously offered to purchase Shares from Shareholders pursuant to a written tender effective as of September 30, 2012, December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

Other than as discussed in Item 6(c) below, relating to the change in the Fund’s investment strategy, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Shares. However, the Prospectus provides that in the event the Fund does not make an offer to repurchase Shares within the two-year period following the commencement of the Fund’s operations or any two-year period thereafter, the Board will vote to dissolve the Fund.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration and with the conditions set forth in the Offer.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept investments on the first business day of each calendar month but is under no obligation to do so.

(c) Except as noted below with respect to the change in the Fund’s investment strategy, the Fund, the Adviser and the Board of Trustees do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intention to accept investments on the first business day of each calendar month and from time to time in the discretion of the Fund), or the disposition of Shares; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Trustees, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, to fill any existing vacancy on the

7

Board of Trustees or any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Declaration or other actions that might impede the acquisition of control of the Fund by any person. Because Shares are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

Change in Investment Strategy

At a meeting held on August 11, 2014, the Board approved a change in the investment strategy of the Fund. The change in the Fund’s investment strategy, which will be effective as of January 1, 2015, is described in more detail in the supplement to the Fund’s Prospectus that was mailed to Shareholders on August 27, 2014 (the “Supplement”). Under the new investment strategy, the Fund will pursue its investment objective, which will remain achieving long-term capital appreciation, by investing its assets principally in hedge funds and other similar investment vehicles that primarily invest or trade in the securities of issuers that are economically tied to an emerging market country. In connection with the change in investment strategy, the Board approved a change in the name of the Fund to “Lazard Alternative Emerging Markets 1099 Fund” effective January 1, 2015. Please see the Supplement for more information on the change in investment strategy and associated risk factors.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $10 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b) None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Shares, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

8

(c)	Not Applicable.

(d)	Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

Other than any acceptances of purchases of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a)(1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2013, previously filed on EDGAR on Form N-CSR on June 5, 2013;

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2013, previously filed on EDGAR on Form N-CSR on December 3, 2013;

Audited financial statements for the fiscal year ended March 31, 2014, previously filed on EDGAR on Form N-CSR on June 6, 2014; and

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2014, previously filed on EDGAR on Form N-CSR on December 4, 2014.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have earnings per share information.

(3) Not Applicable.

(4) The Fund does not have book value per share information.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)	None.
9

(2)	None.
(3)	Not Applicable.
(4)	Not Applicable.
(5)	None.

(b)	None.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.
B.	Notice of Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.
10

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lazard Alternative Strategies 1099 Fund

By:	/s/ John R. Reinsberg
Name: John R. Reinsberg
Title: President

December 24, 2014

11

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.